Exhibit 99.7

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in the Registration Statements of Cresco Labs Inc. on Form S-8 (333-253670) and Forms F-10 (333-253671 and 333-274047) of our report dated March 15, 2024, with respect to our audits of the consolidated financial statements of Cresco Labs Inc. and its subsidiaries as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, included in this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 15, 2024.
/s/ Marcum LLP
Marcum LLP
Chicago, IL
March 15, 2024